March 26, 2010
DIRECT DIAL: 212-451-2296
EMAIL: RBERENBLAT@OLSHANLAW.COM

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mellissa Duru

Re:	Denny’s Corporation
Preliminary Proxy Statement on Schedule 14A

Filed March 15, 2010 by Oak Street Capital Master Fund, Ltd., Oak Street Capital Management, LLC, David Makula, Patrick Walsh, Dash Acquisitions LLC, Jonathan Dash, Soundpost Capital, LP, Soundpost Capital Offshore, Ltd., Soundpost Advisors, LLC, Soundpost Partners, LP, Soundpost Investments, LLC, Jaime Lester, Lyrical Opportunity Partners II, L.P., Lyrical Opportunity Partners II, Ltd., Lyrical Opportunity Partners II GP, L.P., Lyrical Corp III, LLC, Lyrical Partners, L.P., Lyrical Corp I, LLC, Jeffrey Keswin and Patrick H. Arbor (“The Committee to Enhance Denny’s’’) File No. 0-18051

Schedule 13D/A filed by The Committee to Enhance Denny’s
Filed March 2, 2010
File No. 5-40568

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated March 23, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with The Committee to Enhance Denny’s (the “Committee”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

March 26, 2010

PREC 14A Filed March 15, 2010

Cover Letter

1.
The Committee has filled in the blank spaces in the Schedule 14A that it is capable of filling at this time.  Since the Company has not yet filed a proxy statement in connection with the Annual Meeting, the Committee cannot be certain as to the identities of the Company’s slate of nominees.  Accordingly, after the Company files its proxy statement disclosing the identities of the Company’s nominees, the identities of the Company nominees for whom proxies will not be voted will be filled in by the Committee in its preliminary or definitive Schedule 14A.  The Committee will also fill in the remaining blank spaces disclosing meeting-specific information, such as the time and location of the meeting, the number of shares outstanding as of the record date, and the deadlines for submitting stockholder nominations and business proposals for consideration at the 2011 annual meeting of stockholders of the Company, after this information has been disclosed in the Company’s proxy materials.  In compliance with Rule 14a-16(b) of the Securities Exchange Act of 1934, as amended, and SEC Release 34-56135, the Committee intends to post its definitive Schedule 14A on a publicly-accessible Internet web site on or before the date that it disseminates the Schedule 14A to the stockholders.  The web site on which the Committee intends to post the definitive Schedule 14A is still being constructed.  The address of the web site will be identified in the Schedule 14A once the web site has been finalized and prior to dissemination of the definitive Schedule 14A to the stockholders.

2.
The Committee has revised the disclosure to clarify that if the Nominees are elected, they would constitute a minority of the Board and therefore it is not guaranteed that they will be able to enhance stockholder value.  See Cover Letter and pages 10 and 14 of the Schedule 14A.

Reasons For Our Solicitation

3.
The Committee has revised the disclosure to provide context to the statement referring to the Committee as one of the “largest stockholders” by disclosing the percentage of securities owned by the Committee and the date on which this status was achieved.  See page 5 of the Schedule 14A.

4.	The Staff has advised that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the Staff on a supplemental basis.

The Staff has asked the Committee to provide support for the following statement: “[w]e believe stockholder value can be restored with the help of our highly qualified nominees . . .”  The following constitutes the Committee’s support for this statement:

March 26, 2010

The Committee believes the Nominees have the qualifications, experience and skills necessary to help improve stockholder value.  Jonathan Dash served until recently as a consultant to The Steak n Shake Company, a publicly-traded restaurant chain with 485 restaurants, where he helped to revitalize the Steak n Shake brand and reverse a long history of negative sales comparisons.  Mr. Dash has also served as a director of Western Sizzlin Corporation, a publicly-traded restaurant chain with 102 restaurants, during the past four years.  Mr. Dash brings valuable restaurant company experience to the Board, which the Committee believes would help improve stockholder value.  Patrick Arbor is a director of Macquarie Futures USA Inc. and is a long-time member of the Chicago Board of Trade (“CBOT”), serving as the organization’s Chairman from 1993 to 1999.  During that period, Mr. Arbor also served on the Board of Directors of the National Futures Association.  Prior to that, he served as Vice Chairman of the CBOT for three years and as a director of the CBOT for ten years.  Mr. Arbor brings a wealth of board experience having served on the Board of Directors of the CBOT, the National Futures Association and a wide-range of other public and private companies, which the Committee believes would help improve stockholder value.  David Makula is the founder of Oak Street Capital Management, an investment management firm, and has served in various capacities in the investment banking and asset management industry since 1999.  Mr. Makula brings significant capital market experience to the Board, which the Committee believes would help improve stockholder value.  The foregoing qualifications, experience and skills of the Nominees are set forth on page 12 of the Schedule 14A and in the full biographies of the Nominees on pages 14 and 15 of the Schedule 14A.  Additional disclosure has been added to this sentence advising that the Nominees’ qualifications, experience and skills are discussed in further detail in the Schedule 14A.  See page 5 of the Schedule 14A.

The Staff has asked the Committee to provide the data supporting the Committee’s assertions regarding the relative growth rate of restaurants, guest traffic and family dining sales as compared to IHOP.  The specific assertions contained in the Schedule 14A and the corresponding data supporting these assertions are set forth below:

(a)           “According to the Company’s public filings, the Company’s system-wide units peaked ten years ago, at 1,822 restaurants, shortly before Nelson J. Marchioli was appointed CEO in 2001.”

According to the Company’s Form 10-K for the year ended December 27, 2000, there were 1,822 system-wide units as of the end of the fiscal year.  All subsequent Forms 10-K filed by the Company indicate that the Company had fewer system-wide units per annum.  This provides support for the statement that the Company’s system-wide units peaked ten years ago, at 1,822 restaurants, shortly before Mr. Marchioli was appointed CEO in 2001.  See Exhibit A for supporting data.

(b)           “Over the past decade, the Board oversaw a 15% decline in total system-wide restaurants to 1,551 units as of December 30, 2009, based on the Company’s public filings.”

According to the Company’s Form 10-K for the year ended December 30, 2009, there were 1,551 units as of the end of the fiscal year.  This represents a 15% decline from the 1,822 system-wide units as of December 27, 2000, as discussed in paragraph (a) above.  This provides support for the statement that over the past decade, the Board oversaw a 15% decline in total system-wide restaurants to 1,551 units as of December 30, 2009.  See Exhibit B for supporting data.

March 26, 2010

(c)           “This stands in stark contrast to the Company’s closest competitor, IHOP, which during the same timeframe increased system-wide restaurants from 922 units to 1,456 units as of December 31, 2009, based on the public filings of DineEquity, Inc., the parent company of IHOP (“DineEquity”).”

According to DineEquity’s Form 10-K for the year ended December 31, 2000, there were 922 system-wide IHOP units as of the end of the fiscal year.  According to DineEquity’s Form 10-K for the year ended December 31, 2009, there were 1,456 system-wide IHOP units as of the end of the fiscal year, representing a 58% increase.  This provides support for the statement that the Company’s decline of system-wide units during this timeframe, as discussed in paragraph (b) above, stands in stark contrast to the increase in IHOP system-wide units.  See Exhibit C for supporting data.

(d)           “Since 2000, IHOP has more than doubled system-wide sales from approximately $1.2 billion to approximately $2.5 billion estimated by us for 2009, based on DineEquity’s public filings.”

According to DineEquity’s Form 10-K for the year ended December 31, 2000, system-wide sales of IHOP was $1.246 billion.  According to DineEquity’s Form 10-K for the year ended December 31, 2003, system-wide sales of IHOP was $1.695 billion.  The Committee believes this was the last time DineEquity reported in its Forms 10-K system-wide sales for IHOP in dollar amounts.  Based on percentage increases of system-wide sales reported in subsequent Forms 10-K (11.4% for 2004; 5.4% for 2005; 7.4% for 2006; 6.9% for 2007; 5.5% for 2008; and 5.6% for 2009), the Committee estimates that system-wide sales of IHOP was approximately $2.5 billion for 2009.  This provides support for the statement that since 2000, IHOP has more than doubled system-wide sales, based on the Committee’s estimates.  See Exhibit D for supporting data.

(e)           “During this same timeframe, the Company’s system-wide sales have been approximately flat.”

According to the Company’s Form 10-K for the year ended December 27, 2000, system-wide sales were $2.228 billion for the fiscal year.  According to the Company’s Investor Presentation for the fourth quarter of fiscal 2009, system-wide sales were $2.2 billion for the completed fiscal year, representing a nominal change in system-wide sales as compared to fiscal 2000.  This provides support for the statement that during this timeframe, the Company’s system-wide sales have been approximately flat.  See Exhibit E for supporting data.

The Staff has asked the Committee to provide the data supporting the Committee’s assertions regarding the Company’s operational shortfalls.  The specific assertions contained in the Schedule 14A and the corresponding data supporting these assertions are set forth below:

March 26, 2010

(f)           “According to the Company’s public filings, the Company invested approximately $150 million in capital expenditures, principally for store remodeling, repair and maintenance, since 2005.”

According to the Company’s Forms 10-K for the years ended December 30, 2009, December 26, 2007 and December 28, 2005, the Company booked capital expenditures of an aggregate of $156.5 million since 2005 ($47.165 million for 2005; $32.265 million for 2006; $30.852 million for 2007; $27.880 million for 2008; and $18.407 million for 2009).  According to these Forms 10-K, the Company booked capital expenditures specifically for Facilities and Remodeling of an aggregate of $71.261 million since 2006 ($22.156 million for 2006; $19.504 million for 2007; $18.738 million for 2008; and $10.863 million for 2009), and, according to the Company’s Form 10-K for the year ended December 27, 2006, the Company spent approximately $19 million for repair and maintenance of company-owned units during 2005.  This provides support for the statement that since 2005, the Company invested approximately $150 million in capital expenditures, principally for store remodeling, repair and maintenance.  See Exhibit F for supporting data.

(g)           “Clearly, given the Company’s poor Share price performance, these significant capital expenditures failed to produce the desired results.”

On January 3, 2005, the Share price closed at $4.43.  On December 31, 2009, the Share price closed at $2.19.  The 50% decline in the Share price during this period supports the statement that the significant capital expenditures failed to produce the desired results.  See Exhibit G for supporting data.

(h)           “According to the Company’s public filings, management has refranchised or closed approximately 333 locations since 2002.”

According to the Company’s Form 10-K for the year ended December 25, 2002, there were 566 company-owned units as of the end of the fiscal year.  According to the Company’s Form 10-K for the year ended December 30, 2009, there were only 233 company-owned units as of the end of the fiscal year.  This provides support for the statement that since 2002, the Company has refranchised or closed approximately 333 locations. See Exhibit H for supporting data.

(i)           “Surprisingly, according to the Company’s public filings, the Company’s general and administrative expenses have actually increased by approximately $7.3 million since 2002.”

According to the Company’s Form 10-K for the year ended December 25, 2002, general and administrative expenses were $50.001 million for the fiscal year.  According to the Company’s Form 10-K for the year ended December 30, 2009, general and administrative expenses were $57.282 million for the fiscal year, representing an increase of $7.28 million as compared to fiscal 2002.  This provides support for the statement that since 2002, general and administrative expenses have increased by approximately $7.3 million.  See Exhibit I for supporting data.

March 26, 2010

The Staff has asked the Committee to provide support for the following statement: “[c]ertain large franchisees . . . have indicated to us that CEO Nelson Marchioli impeded their ability to open new restaurants . . .”  The following constitutes the Committee’s support for this statement:

In December 2009, members of the Committee met with two large franchisees of the Company.  During this meeting, one franchisee stated that during one of the first meetings Mr. Marchioli held with the franchisees of the Company after he was appointed CEO, he specifically stated that he was halting growth of the franchise system in order to allow the Company to focus on fixing operations.  The other franchisee stated that he had plans to open several units per annum during the prior years but Mr. Marchioli specifically prevented him from opening these units.  This provides support for the statement that certain large franchisees have indicated to the Committee that Mr. Marchioli impeded their ability to open new restaurants.  This information is being provided to the Staff on a supplemental basis.

Poor Share Price Performance

5.
The Committee has revised the disclosure to provide balance to the discussion on the Company’s share price performance by stating that the market volatility associated with last year’s global economic decline may have affected the share prices of a wide range of companies across various industries, including casual family dining.  See page 6 of the Schedule 14A.

Lack of Accountability

6.
The Staff has advised that it does not believe it is apparent that the group has a “significant economic stake” in the Company.  The Committee believes it is reasonable to state that its collective ownership of 6.5% of the outstanding shares represents a “significant economic stake.”  In furtherance of the foregoing and in response to the Staff’s comment, the Committee has revised the disclosure to make clear that the Committee has a “significant economic stake” in the Company and to remove language stating or implying that individual members of the group have a “significant economic stake” in the Company.  See page 9 of the Schedule 14A.

7.	The Committee has revised the disclosure to clarify the distinction between shares held outright versus shares underlying derivative securities. See page 9 of the Schedule 14A.

8.
The Committee has revised the disclosure to disaggregate the percentage of the $9 million in total compensation received by Mr. Marchioli in cash salary versus securities and other compensation and to indicate whether any portion of such compensation is subject to vesting or similar limitations or restrictions.  See page 10 of the Schedule 14A.

Our Plan to Maximize Stockholder Value

9.	The Committee has revised the disclosure to include the Nominees’ specific plans to achieve the general goals set forth in the bullet points. See page 11 of the Schedule 14A.

March 26, 2010

10.
The Committee has revised the disclosure to state that at the present time neither the Committee nor any of the Nominees intends to recommend to the Company that it should replace Mr. Marchioli as CEO of the Company or any other senior executive officer of the Company in furtherance of the Committee’s goals identified in the Schedule 14A.  See page 12 of the Schedule 14A.

Solicitation of Proxies

11.
The Committee confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

12.	The Committee does not currently expect to solicit proxies via Internet chat rooms. The Committee will advise the Staff if it makes a determination to the contrary at a future date.

Additional Information

13.
The Committee intends to wait for the Company to disclose the information left blank in the Committee’s Schedule 14A prior to mailing.  In the event it becomes necessary for the Committee to mail its Schedule 14A before the Company discloses this information, the Committee intends to mail the Schedule 14A and file additional definitive materials with the SEC disclosing this information promptly after the information has been made available by the Company.  The Committee would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the stockholders.

Schedule 13D/A Filed By The Committee to Enhance Denny’s

14.
The Staff has asked the Committee to supplementally advise on communications between Mr. Dash and the other members of the Committee prior to March 1, 2010, inclusive of any plans to name Mr. Dash as a Nominee.

On December 2, 2009, representatives of Oak Street held an initial in-person meeting with Mr. Dash.  The purpose of the meeting was to discuss with Mr. Dash his prior investments in certain restaurant companies and to discuss the restaurant industry in general, including the Company.

On January 14, 2010 and February 10, 2010, representatives of Oak Street held in-person meetings with Mr. Dash.  The purpose of the meetings was to discuss the restaurant industry in general and the long-term prospects of the restaurant industry, including the Company.

Between December 2, 2009 and February 10, 2010, representatives of Oak Street and Mr. Dash had follow-up telephone discussions to further discuss these matters.

March 26, 2010

Between February 11, 2010 and February 17, 2010, representatives of Oak Street had telephone discussions with Mr. Dash regarding the possibility of Mr. Dash serving as a candidate on a slate of director nominees to be potentially proposed by Oak Street and becoming a member of a Section 13(d) group with Oak Street.  Oak Street believed it was important to include in its slate of nominees a candidate with restaurant industry experience.  Throughout the period during which Oak Street held discussions with Mr. Dash, Oak Street also held discussions with other potential candidates with restaurant industry experience and who would be willing to serve on Oak Street’s potential slate of nominees.

On February 17, 2010, representatives of Oak Street met with Mr. Dash to further discuss these matters.

Between February 17, 2010 and March 1, 2010, Oak Street and Mr. Dash entered into a negotiation of the Joint Filing and Solicitation Agreement that would govern the activities, rights and obligations of the parties.  On a few occasions, negotiations broke off due to disagreements on certain key provisions.  Accordingly, during this time period, Oak Street continued to interview other potential nominees with restaurant industry experience.

On March 1, 2010, after all issues were resolved, the Joint Filing and Solicitation Agreement was signed.

*          *          *          *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Enclosures

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 15, 2010, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: March 26, 2010	OAK STREET CAPITAL MASTER FUND, LTD.

	By:	Oak Street Capital Management, LLC Investment Manager

	By:	/s/ David Makula
David Makula Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula Managing Member

/s/ David Makula
DAVID MAKULA

/s/ Patrick Walsh
PATRICK WALSH

DASH ACQUISITIONS LLC

By:	/s/ Jonathan Dash
Jonathan Dash President

/s/ Jonathan Dash
JONATHAN DASH

SOUNDPOST CAPITAL, LP

By:	Soundpost Advisors, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST CAPITAL OFFSHORE, LTD.

By:	Soundpost Partners, LP Investment Manager

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST ADVISORS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST PARTNERS, LP

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST INVESTMENTS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

/s/ Jaime Lester
JAIME LESTER

LYRICAL OPPORTUNITY PARTNERS II, L.P.

By:	Lyrical Opportunity Partners II GP, L.P. General Partner

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II, LTD.

By:	Lyrical Partners, L.P. Investment Manager

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II GP, L.P.

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP III, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP I, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

/s/ Jeffrey Keswin
JEFFREY KESWIN

/s/ Patrick H. Arbor
PATRICK H. ARBOR